Exhibit 12

Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2004

	Three Months Ended
	December 31
	2004	2003
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$96,517	$47,413
Add:
Portion of rents representative of the interest factor	1,058	890
Interest on debt & amortization of debt expense	32,542	17,335

Income as adjusted	$130,117	$65,638

Fixed charges:
Interest on debt & amortization of debt expense (1)	$32,542	$17,335
Capitalized interest (2)	544	164
Rents	3,173	2,671
Portion of rents representative of the interest factor (3)	1,058	890

Fixed charges (1)+(2)+(3)	$34,144	$18,389

Ratio of earnings to fixed charges	3.81	3.57